UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

CAPITAL SENIOR LIVING CORPORATION
(Name of Issuer)
Common Stock, Par Value $0.01
(Title of Class of Securities)
140475104
(CUSIP Number)
James A. Stroud
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, Texas 75254
(972) 770-5600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 15, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	140475104	Page	2	of	9

1	NAMES OF REPORTING PERSONS James A. Stroud

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		700,434 (1) (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

700,434 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,434 (1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) On June 15, 2009, Autumnwood, Ltd. (“Autumnwood”) made a pro rata partner capital distribution of its ownership in Capital Senior Living Corporation to Stroud Children’s Trust II and Senior Living Trust. Autumnwood and James A. Stroud (“Stroud”) no longer have any direct or indirect interest in the 909,377 shares distributed to Stroud Children’s Trust II. Because Stroud is the trustee and sole beneficiary of Senior Living Trust, a trust administered under the laws of the State of Texas (the “Trust”) and, thus, controls the Trust, Stroud is deemed to share voting and dispositive power with the Trust.
(2) Aggregate amount includes 10 shares indirectly owned as custodian for Stroud’s son.
(3) Based on 27,115,000 shares of common stock outstanding that is comprised of common stock issued and outstanding as of May 4, 2009, as determined from information reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2009.

CUSIP No.	140475104	Page	3	of	9

1	NAMES OF REPORTING PERSONS Senior Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		700,424 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		700,424 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,424 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

(1) On June 15, 2009, Autumnwood, Ltd. (“Autumnwood”) made a pro rata partner capital distribution of its ownership in Capital Senior Living Corporation to Stroud Children’s Trust II and Senior Living Trust. Autumnwood and James A. Stroud (“Stroud”) no longer have any direct or indirect interest in the 909,377 shares distributed to Stroud Children’s Trust II. Because Stroud is the trustee and sole beneficiary of Senior Living Trust, a trust administered under the laws of the State of Texas (the “Trust”) and, thus, controls the Trust, Stroud is deemed to share voting and dispositive power with the Trust.
(2) Based on 27,115,000 shares of common stock outstanding that is comprised of common stock issued and outstanding as of May 4, 2009, as determined from information reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2009.

CUSIP No.	140475104	Page	4	of	9

1	NAMES OF REPORTING PERSONS Autumnwood, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) On June 15, 2009, Autumnwood, Ltd. (“Autumnwood”) made a pro rata partner capital distribution of its ownership in Capital Senior Living Corporation to Stroud Children’s Trust II and Senior Living Trust. Autumnwood no longer has any direct or indirect interest in the 1,609,811 shares distributed to Stroud Children’s Trust II and Senior Living Trust.

CUSIP No.	140475104	Page	5	of	9

1	NAMES OF REPORTING PERSONS James A. Stroud Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	140475104	Page	6	of	9
SCHEDULE 13D
Item 1. Security and Issuer
This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Capital Senior Living Corporation, a Delaware corporation (“CSLC”). The address of the principal executive offices of CSLC is 14160 Dallas Parkway, Suite 300, Dallas, Texas 75254.
Item 2. Identity and Background
This Schedule 13D is being filed by James A. Stroud (“Stroud”), a United States citizen, Senior Living Trust (the “Trust”), a trust administered under the laws of the State of Texas, Autumnwood, Ltd. (“Autumnwood”), a Texas limited partnership, and James A. Stroud Foundation (the “Foundation”), a Texas non-profit corporation (collectively, the “Reporting Persons”). The business address of Stroud, the Trust, Autumnwood and the Foundation is 14160 Dallas Parkway, Suite 300, Dallas, Texas 75254. The principal business of the Trust is for investment purposes. The principal business of Autumnwood is real estate operations and investments. The principal business of the Foundation is educational and charitable support.
Stroud is the Chairman of the Board of Directors of CSLC, and serves as the trustee and sole beneficiary of the Trust. In addition, the Trust serves as the general partner of Autumnwood, and Stroud serves as the Chief Executive Officer of the Foundation.
During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On June 15, 2009, Autumnwood made a pro rata capital distribution to its partners of all of its shares of CSLC. No other consideration was provided by Stroud, the Trust, and the Foundation.
Item 4. Purpose of the Transaction
On June 15, 2009, Autumnwood made a pro rata partner capital distribution of its ownership in CSLC to Stroud, Children’s Trust II and the Trust for various business and tax planning purposes.
Item 5. Interest in Securities of the Issuer
(a) Number and Percentage of Securities Owned: Stroud is the indirect beneficial owner of 700,424 shares of Common Stock as trustee and sole beneficiary of the Trust and as custodian for 10 shares held by his son. In the aggregate Stroud indirectly holds shares of Common Stock representing 2.6% of the shares of Common Stock of CSLC outstanding (based on 27,115,000 shares of common stock outstanding that is comprised of common stock issued and outstanding as of May 4, 2009, as determined from information reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2009.

CUSIP No.	140475104	Page	7	of	9
The Trust is the direct beneficial owner of 700,424 shares of Common Stock of CSLC representing 2.6% of the shares of Common Stock of CSLC outstanding (based on 27,115,000 shares of common stock outstanding that is comprised of common stock issued and outstanding as of May 4, 2009, as determined from information reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2009).
(b) Type of Ownership: Stroud has the shared power to vote, or to direct the vote of, and the shared power to dispose of, or to direct the disposition of, the shares of Common Stock of CSLC beneficially owned by Stroud, as Trustee and sole beneficiary of the Trust. The Trust has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock of CSLC beneficially owned by the Trust. However, by virtue of the fact that Stroud is the trustee and sole beneficiary of the Trust, Stroud is deemed to share voting and dispositive power of the shares of Common Stock of CSLC beneficially owned by the Trust.
(c) Transactions in Securities:
(d) Right to Receive Dividends: With the exception of the Trust, no one else does, or may be deemed to, share the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of CSLC.
(e) Cessation of Beneficial Ownership: On June 15, 2009, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Except as provided in this Statement, neither Stroud nor, to the best of Stroud’s knowledge, the Trust, Autumnwood or the Foundation has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of CSLC, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
Exhibit 1. Assignment of Stock Interest

CUSIP No.	140475104	Page	8	of	9
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 17, 2009

JAMES A. STROUD
By:	/s/ James A. Stroud
	Name:	James A. Stroud

SENIOR LIVING TRUST
By:	/s/ James A. Stroud
	Name:	James A. Stroud
	Title:	Trustee

AUTUMNWOOD, LTD.
By:	Senior Living Trust, its general partner
By:	/s/ James A. Stroud
	Name:	James A. Stroud
	Title:	Trustee

JAMES A. STROUD FOUNDATION
By:	/s/ James A. Stroud
	Name:	James A. Stroud
	Title:	Chief Executive Officer

CUSIP No.	140475104	Page	9	of	9
EXHIBIT INDEX

Exhibit
No.	Description

1.	Assignment of Stock Interest